Filed by Source Interlink Companies, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company:
Alliance Entertainment Corp.
(Commission File No. 001-13054)

     This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated November 18, 2004, by and among Source Interlink Companies, Inc., Alliance Entertainment Corp. and Alligator Acquisition, LLC. The following transcript relates to a conference call held by Source Interlink on November 19, 2004 during which Source Interlink discussed the proposed merger.

* * *

FINAL TRANSCRIPT

Conference Call Transcript

SORC — Source Interlink Companies Announces Merger Agreement with Alliance
Entertainment Corp.

Event Date/Time: Nov. 19. 2004 / 10:30AM ET
Event Duration: N/A

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FINAL TRANSCRIPT

SORC — Source Interlink Companies Announces Merger Agreement with Alliance Entertainment Corp.

CORPORATE PARTICIPANTS

Todd Fromer
Source Interlink Company — Public Relations

Leslie Flegel
Source Interlink Company — Chairman, Chief Exec. Officer

Marc Fierman
Source Interlink Company — Chief Financial Officer

Alan Tuchman
Alliance Entertainment — CEO and Future EVP of Source Interlink

Jim Gillis
Source Interlink Company — Pres, Chief Operating Officer, Director

CONFERENCE CALL PARTICIPANTS

Michael Roesler
CJS Securities — Analyst

David Sterman
Halpern Capital — Analyst

Don Trott
Jeffries & Co. — Analyst

Robert Skloff
Sidoti & Co. — Analyst

Andrew Meister
Stifel Nicolaus & Company — Analyst

Adrew Jeffrey
Needham & Company — Analyst

PRESENTATION

Operator

Good morning, ladies and gentlemen and welcome to the Source Interlink conference call. [Caller instructions.] It is now my pleasure to hand the floor over to your host Todd Fromer. Sir, the floor is yours.

Todd Fromer - Source Interlink Company — Public Relations

Thank you. And thank you everyone for joining us today for the special conference call for Source Interlink Companies. Before we begin, I would like to remind everyone that some the information in this conference call may contain forward-looking statements within the meaning of Federal security laws. When used on this call, words such as anticipate, may, will, believes, intends, expects and similar expressions are intended to identify forward-looking statements. Because such forward-looking statements involve certain risks and uncertainties, actual results and timing of events could differ on a material basis from those discussed herein. Factors that could cause or contribute to such differences, include but are not limited to; the risks and uncertainties as discussed in reports previously and subsequently filed by the Company with the Securities and Exchange Commission and in the press release announcing the proposed merger with Alliance Entertainment released yesterday afternoon. A copy of which has been filed with the SEC. With nothing further, I would now like to turn the call over to Leslie Flegel, Source Interlink Chairman and CEO. Leslie, the floors is years.

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

Thank you, Todd. Good morning. Thank you for joining us today on today’s call to discuss our historic merger agreement with Alliance Entertainment. With me this morning on the call are Jim Gillis, Source Interlink President and Chief Operating Officer, Marc Fierman, Chief Financial Officer and Alan Tuchman, Alliance Entertainment’s President and Chief Operating Officer. Our Company’s merger with Alliance Entertainment positions Source Interlink to become a major factor in the distribution and marketing of a full assortment of front end, high quality, home entertainment content products. We are completing our tenth year as a public Company. Through this period we have constructed an infrastructure that has the capability of providing comprehensive solutions for our retailer customers. This acquisition provides our Company with a valuable opportunity to solidify and expand our role and relevance as a direct to retail marketing, merchandising fulfillment and logistics company.

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FINAL TRANSCRIPT

SORC — Source Interlink Companies Announces Merger Agreement with Alliance Entertainment Corp.

A major retailer customer recently suggested we place DVDs on the checkout fixtures we provide to their stores. In total we have built and placed approximately 250,000 checkout locations in about 80,000 stores with approximately 500 million consumers per week going through those checkout lanes. Assuming about 6 pockets per fixture, there is a potential of 1.5 million locations from which a display of DVD movies and syndicated TV shows that retail under $10. Checkouts are clearly the most valuable display location for our low priced, high impulse products.

DVD’s are small, light in weight, colorful and high on the list as an impulse purchase. In other words, ideal for sale at the checkout counter. DVDs are arguably the most sought after home entertainment content product. With many sources for new and backless material. Available research shows that DVD shipments are up 52% for the first 6 months of this year over last year. Combined sales and rentals of DVDs are estimated to exceed $30 billion annually. Are approximately 7 times annual single copy magazine sales and about 3 times annual domestic box office business. Alliance is $1 billion company. And is the primary provider of music, DVDs and videocassettes to Barnes and Noble and many other major retailers. In total Alliance serves about 30,000 stores. Similar to our magazine model, this transaction provides an excellent base from which to expand into a broader market. There are many benefits to this merger. Like Source Interlink, Alliance also uses third party shipping which will create the opportunity to further leverage freight costs across the board.

With this merger we will be an able to offer the mainstream retailer a full assortment of home entertainment content products that include magazines, movies, books and music. We can build the fixtures on which product is displayed and we can track the data daily creating the ability to utilize scan based trading. We know of no other company with so diverse line of products and breadth of retailer relationships with prime market position at the checkouts. Our merger with Alliance should strategically strengthened our position in a multi billion dollar mainstream magazine distribution industry. We plan to utilize Alliance Entertainment’s instore merchandising capabilities for our direct retail distribution of magazines and other various instore service requirements. Merchandising at store level is a critical necessity to insure performance in both the DVD and magazine categories. Our expansion into the mainstream market for magazine distribution, developed beyond the original expectations we hoped -- we spoke to at the beginning of the year. Target has awarded Source Interlink Companies an additional 77 stores which will begin magazine service effective today.

This is a very important milestone because it validates our position that direct to retail distribution model built on the foundation of shipping magazines via Federal Express, as opposed to local truck deliver works effective from the perspective of a major retail chain. We now deliver magazines to more than 100 Target stores. Empire News will be fully integrated into our distribution model early next year. The 30% of the stores doing 70% of the business will receive magazines by local delivery with full service. The 70% of the stores who do 30% of the business will receive magazines from FedEx with no service. This demonstrates the first true example of the hybrid distribution model we have referred to in past discussions. The product for these stores will originate 100% from our facility in Harrisburg, Pennsylvania.

The total number of stores we now distribute magazines to in the mainstream market is approximately 1,800 stores. At the start of the fiscal year we serviced no stores in the mainstream market. This merger will also create enhanced cross selling opportunities and provide substantial operating cost savings to combine synergies. I will speak more about the DVD opportunity later. And now I would like to turn the call over to Marc Fierman our Chief Financial Officer to provide some more information on the financial aspect of this merger. Marc?

Marc Fierman - Source Interlink Company — Chief Financial Officer

Thank you Leslie and good morning. We believe this transaction creates a significant value opportunity for shareholders with substantial cost savings and revenue synergy opportunities in addition to the organic growth potential of our core businesses. From a financial perspective, I am going to talk a little bit in terms of proportions. While I will not provide guidance at this time I would like to offer some insight on the transaction. For the purpose of this discussion, I will be providing results for the 12 month period ended July 31, 2004. Which is the most recent annualized period for which information is publicly available for Source.

Alliance’s financial information has been adjusted to reflect an expected spinoff of noncore assets. For the 12 months ended July 31, 2004, Alliance had revenues of approximately $931 million and Source had revenues of approximately $344 million for a total of approximately $1.3 billion. Conservatively we expect annualized revenue synergies in excess of $100 million from DVD front end checkout sales to be fully realized by end of the second year after closing. These sales are anticipated to be at higher gross and operating margins than Alliance’s historical averages. The combined Company is expected to benefit from substantial cost savings synergies from procurement, marketing, information technology and administrative and other operational efficiencies. We particularly expect to see cost savings in the distribution and fulfillment area. Where we plan to consolidate some distribution operations, reorganize others and leverage our best practices across all of our distribution operations.

We also intend to leverage our combined volume of shipped products with our third party delivery providers. For the 12 month ended July 31, 2004 Alliance’s distribution and fulfillment business had gross profit margins of approximately 13.7% and operating margins of approximately 3.6%. We estimate the cost savings synergies identified to date to total about $12 million annually starting in the second year after closing. We plan on holding the

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FINAL TRANSCRIPT

SORC — Source Interlink Companies Announces Merger Agreement with Alliance Entertainment Corp.

first meetings of our integration team next week to identify further synergies. The transaction also expected to increase Source Interlink’s liquidity. The combined entity will have credit facilities of $185 million. Currently, Source Interlink has a $50 million credit facility and Alliance has a $135 million credit facility, And at November 18, 2004 availability under the Alliance line was approximately $115 million.

The transaction is conditioned on receiving the consent of Alliance’s lender or securing alternative financing on comparable terms. The transaction has been structured as a stock for stock exchange. Based on information as of November 15, 2004, Source Interlink would issue as a result of the merger approximately 27.2 million shares to Alliance Entertainment shareholders. And will assume the obligation to issue approximately 800,000 additional shares of common stock upon the exercise of outstanding Alliance options, warrants and other rights. In this merger of equals the former equity holders of Alliance Entertainment and the equity holders of Source Interlink will each hold 50% of the fully diluted capitalization of the combined Company at the closing.

Prior to the merger, Alliance Entertainment will spinoff certain noncore assets related solely to its All Media Guide and Digital On Demand businesses. We expect the transaction to be closed in the first quarter of fiscal 2006. And to be accretive in the first year after closing exclusive of one time costs. More complete information will be available in our proxy prospectus that is expected to be filed with the Securities and Exchange Commission shortly. And now I would like to turn the call over to President and Chief Operating Officer of Alliance, Alan Tuchman. Who will be joining Source Interlink as Executive Vice-President responsible for Alliance operations when we close. Alan?

Alan Tuchman - Alliance Entertainment — CEO and Future EVP of Source Interlink

Good morning and thank you Marc. As President and COO of Alliance, which we refer to internally AEC, I would like to say how extremely excited we are to embark on the opportunities that await us with our new partner Source Interlink. Personally, I have a background of over 25 years in the music and movie business. Together with some very loyal dedicated people, we have taken AEC from a regional, independent specialty store distributor to a national fulfillment company that services many of the largest retailers. Through determination, experience, innovation and creativity AEC has grown to become a major player in the home entertainment marketplace. And one of the largest distributors of CDs and DVDs in the U.S. today. AEC began its history as a regional distributor of music and related products. Serving small independent specialty music retailers. Over the pass 14 years we have grown our portfolio of services around the distribution of music, video and related products. As a result, we have become the leading total solutions provider of business to business, infrastructure services, that are integral to the home entertainment content products marketplace.

Our offerings include an extensive product inventory. That includes a deep CD and DVD catalog of over 400,000 SKU’s. We are the largest intermediary of CDs and DVDs to the home entertainment retail marketplace. We believe we are the only distributor carrying this depth and breadth of inventory. In addition, an operational and technical infrastructure that has created a platform of advanced inventory and warehouse management processing capabilities to support traditional e-commerce and alternative retailers. The architecture is a robust platform which will allow AEC to continue to grow its business in the coming years. Finally an advanced infrastructure to deliver tailored end-to-end solutions, a turnkey e-commerce engine and a host of related consumer direct fulfillment services.

In recent years AEC has demonstrated to several major retailers the value of using AEC’s web services and e-commerce platform. And AEC’s consumer direct fulfillment services to reduce costs and increase sales. AEC customer’s include Barnes and Noble, barnesandnoble.com, ToysRUs, Sears, Kmart, Meijers, Musicland, TransWorld Music, Circuit City, Best Buy, AOL, BJ’s Wholesale Club, Blockbuster, Tower Records, Borders, Hastings Entertainment, in addition to independent retailers. In total AEC services over 30,000 store fronts. And ships over 3 million individual consumer orders through its consumer direct fulfillment business. Vendor managed inventory, VMI services, is AEC’s fastest growing business line. VMI is a total point of sale solution. Including tailored, inventory selections, marketing assistance, merchandising and supply chain management. Which can be expanded to diverse product categories.

Major VMI clients include Kmart, Sears, ToysRUs, Meijers, BrandSmart, and others. Home entertainment and electronics advances have whetted the appetite of the consumer. VHS was a renters products. DVDs are a collector’s product. The consumer is intent upon building their own movie library. The DVD configuration is really just entering mainstream now. The consumer’s thirst for purchasing DVDs continue to grow each year. The combined entity, Source Interlink, will reach over 100,000 stores with foot traffic being our main target. Through Source Interlink’s valuable checkout and distribution businesses we will be able to create programs that will establish DVDs in many new areas. Magazines, DVDs and CDs, it is all home entertainment and studios, publishers provide new content every week. We will be able to showcase these products where the consumer shops. Now back to Leslie.

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

Thank you Alan. Upon completion of this transaction, Source Interlink will be a vastly different company. Obviously we will be much largely with greatly expanded financial resources. Both companies account base will be expanded and there be substantially greater product lines and services in the combined

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FINAL TRANSCRIPT

SORC — Source Interlink Companies Announces Merger Agreement with Alliance Entertainment Corp.

portfolio. We feel our primary strength as a Company is our retailer relationships and our willingness to respond quickly to their ideas and requests. DVD, magazines, games, music and books are home entertainment products. And we have the full ability to get those products on display in front of the largest consumer base. It is now estimated that DVD players are on their way to being in 2/3 of all homes in the United States. Currently the owner of a DVD player is purchasing 16 DVDs per year. With an enormous development of new DVD product coming on in the market, that number is expected to grow.

As mentioned earlier, we estimate that more than 500 million consumers per week pass through the checkout lanes we place in retail outlets. Because we build the fixtures, we have the in-house ability to retrofit those fixtures with DVD pockets. One major chain has already given us 2 major divisions to retrofit every checkout and we are in positive discussions with at least a dozen other retailers. In fact, Jim Gillis is on the phone and will now give you an update on the development that took place this morning just prior to this phone call. Jim?

Jim Gillis - Source Interlink Company — Pres, Chief Operating Officer, Director

Thank you Leslie. In conjunction with Alan and his team our sales force has been soliciting our everyday retail accounts throughout the U.S. for about 10 days. And we have 3 chains in house. We have 12 pending. We have issued orders to our manufacturing plant to manufacture 30,000 pockets to be able to be installed in the month of January. Of which we have orders for 25,000 complete as of this date.

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

Thank you. I learned a long time ago that the most important asset one acquires in a transaction of this type is the people that come with the acquisition. Great product and services are essential of course. Good infrastructure is vital. But without the people who know the industries they deal with on a day in and day out basis and who have the ability to operate at highest performance levels, you have little of value. I can assure you that Alliance is an extremely well run company with professional management in place that will be able to integrate their systems with ours smoothly and make the necessary transitions in a seamless manner. This is one of those special cases where the whole is the greater than the sum of the 2 parts. Where the combination of staffs will undoubtedly enhance all the divisions that we will be operating. It will come as no surprise to you that all of us and I speak both for the Source Interlink management team as well as for Alan and his people from Alliance, are extremely excited about the future following this major event in the life of our Company. Source Interlink’s position as a complete provider of such a broad service portfolio creates unparalleled growth opportunities that will build value for our shareholders over the long term. We feel this merger is a part of the natural evolution of the Company and the result of our continuous ability to adapt to a changing marketplace.

We will continue to demonstrate our ability to leverage profits through broad operating synergies and sales growth. By merging our businesses we can maximize industry relationships and quickly recognize and capitalize on future marketplace trends. At one time we were a small company with limited resources but we had big plans. We are now a large Company with much greater resources and we still have big plans. Our entrance into the mainstream market this year with magazine distribution was a test of a new model. We have proven to ourselves and our customers that it works. We make profits where others do not because our ways are new and streamlined. We have acquired an excellent company with a very similar culture to ours. The management teams of the 2 companies have developed excellent chemistry during the process of due diligence which took place about 4 months. We are very confident in our ability to expand all of our various elements of our business services into the mass marketplace. At this point, operator, I will open the floor for further questions.

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SORC — Source Interlink Companies Announces Merger Agreement with Alliance Entertainment Corp.

QUESTION AND ANSWER

Operator

Thank you, the floor is now open for questions. [Caller instructions.] This is Michael Roesler with CJS Securities.

Michael Roesler - CJS Securities — Analyst

Congratulations to your team. I have question for you and maybe for Alan as well. What is the percentage of the AEC business that is CD versus DVD at this point?

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

Alan, would you answer the question.

Alan Tuchman - Alliance Entertainment — CEO and Future EVP of Source Interlink

The CD business is roughly fluctuating between 55% and 60%. DVD business being the remainder.

Michael Roesler - CJS Securities — Analyst

And could you talk about what the growth or between the CD and DVD business has been for the last 3 years?

Alan Tuchman - Alliance Entertainment — CEO and Future EVP of Source Interlink

We have been a consolidator in the industry I believe the last 2 or 3 years. So we have not seen a demise in any of the configurations. They have gone both extremely up for us. Especially DVD. DVDs have been accelerating as Leslie talked about earlier on the call. And I think where we’re going, as far as our business model being more nontraditional. With the brands that we mentioned earlier, we have seen a nice increase in CDs too. Away from the traditional music store.

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

By the way, to add something to that, Michael, we do think that there is a potential for us in the main part of the store beyond checkouts with both CDs and DVDs. Right now the focus, because it is a hot item in terms of marketing, our focus is the checkout with the DVD programs. But many of the chains we are talking to are talking to us and most of those chains we don’t supply magazines to as well at this point. And many of those chains are talking to us right now about the possibility of doing the main body of the store with both music, DVDs and magazines. And that really is a real major potential for us as we go down the road here over the next 3 to 5 years.

Michael Roesler - CJS Securities — Analyst

That dovetails into my next question. It looks like you are going into about 5,000 stores in the DVD business. Is this existing magazine customer business? Ir is this new, you know, potentially main stream market customers that don’t get magazines from you currently?

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

In every case so far, the companies we are talking to are coming to our clients in the front end business and in the magazine rebate management business. But not in magazine distribution. We are talking to those customers about magazine distribution. We have had a very important development this year; in the fact that if you recall the beginning of the year, I emphasized that our movement into the mainstream market with the magazine business while we felt very confident about it, it was a test. We really wanted to make sure it worked. At this point, with 1800 stores, it is no longer a test obviously. It works. And we are doing very well with it. So we are going to become much more aggressive at this point in trying to acquire magazine business in the mainstream market. And now we have more products to provide as well. So, to answer your question, no, the places where we are placing the DVDs now at the moment and getting response to, at this point we do not distribute magazines to.

Michael Roesler - CJS Securities — Analyst

And a final question for now. I think sort of ,who is going to be responsible for the shrink at the checkout counter on the DVD business had been a sticky point for you at some point. Could Alan comment on what their policy has been with the studios and what your policy will be going in these new stores?

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

I will let Alan talk about the past and I will talk about the go forward.

Alan Tuchman - Alliance Entertainment — CEO and Future EVP of Source Interlink

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FINAL TRANSCRIPT

SORC — Source Interlink Companies Announces Merger Agreement with Alliance Entertainment Corp.

Well, we are heading into a new area in the checkout arena. So I am going to really punt this back over to Leslie as far as that goes.

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

Okay. What we have done and we have done this in magazines as well. Is we feel that the shrink is controllable certainly for magazines and we have proven that. That is one of the big question marks that we talked about early in the game. Our experience has been that shrink has not a problematic issue for us with magazines. The DVDs have in the main body of this store, have had and there has been a number of articles about it, a degree of problems arising out of shrink. We are confident that DVDs at the checkout and the experience of retailers who have placed DVDs at the checkout, although to our knowledge none of the retailers have incorporated DVDs at the checkouts in the checkout fixtures. These have been freestanding promotional displays. But their experience with shrink at the checkout has not been anywhere near as prevalent as it was in the main body of the store. For what I guess are obvious reasons. When you are standing at a checkout you are pretty visible. Any shrink that has emanated out of the business, has been from theft not from mistakes. So, we are confident. But to answer your question and bringing up a point, I, it is very important is that we are approaching that business with an entire different financial model than Alan has been living with. Because he has been supplying DVDs and music to traditional DVD and music stores. And the suppliers of those products pretty much tell him what he can buy it for and the retailers pretty tell him what he can sell it for. In our case, we are opening a new market from a different price point and totally different market. We have had much more flexibility in our negotiations with both the studios and with the retailers in terms of determining what margins are that we will work on and are willing to work on. And we have factored in as a part of that, a shrink factor. And it’s really built into the margins. So we are pretty comfortable with where we are with that.

Michael Roesler - CJS Securities — Analyst

Great. I will hop back in queue, thanks.

Operator

Our next question is coming from David Sterman with Halpern Capital.

David Sterman - Halpern Capital — Analyst

I’ve to say I did not see this one coming. I was looking in a different direction when you guys did this. Just a series of small questions and some of this maybe answered in the proxy filing. First, just speaking to the existing record shop relationships that Alliance has, is there any thought to get magazine sales pushed through those shops?

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

Absolutely. One of the things that we’ve talked about and we are going to explore is this opening of this broad base of additional accounts. It is bigger from our end towards them because we have many more customers. We have 100,000 stores and they have 30,000 stores. But there aren’t many duplications. As Alan read off the list and I was listening to it again on the conference call myself. It was pretty obvious that there’s a lot of new customers. The one thing that we’ve discovered, in a very positive way is that magazines, our ability to target market magazines to specific specialty stores; which is what our business has been is very successful. And we have been able to really identify what magazines work and what kind of customer bases. And many of the stores Alan mentioned that we fully intend to go to with a full arrangement of magazines that fit for their marketplace. So that’s a real big opportunity for us.

David Sterman - Halpern Capital — Analyst

Okay. I understand from your comments in the past that you concluded that handling DVDs through your distribution centers was not really feasible. The [Pickem] place didn’t really work well. I assume that you are not going to be able to radically rejigger your delivery structure from your existing facilities and Alliance’s facilities. Is that right?

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

That’s a very good comment. Let me talk to that. When we first were approached by the retailers about doing this, and then we -- and also I wanted to mention on the conference call Ariel Emanuel and I want to take a moment to do that now. Because that’s another big development for our Company. We went through a shareholder who knew Ariel Emanuel. Who is a major player in the Hollywood scene as an agent and his company Endeavor about getting into the business. And Ari was extremely enthusiastic and got tremendous response from the studios that he deals with on a daily business. We are very proud to have Ari join our Board. That’s a really significant factor. And I’d recommend that all of you on this call look up Ari in Google or wherever and find out how impressive he and his company really are. But as we were looking into this, we knew of Alliance certainly because of the environment with Barnes and Noble. But we through -- Ari really put us in touch with Alliance. And we went to look at the Alliance operation. I’ll be candid, the minute I looked at that operation it was very apparent to be that we weren’t prepared to do this. There is much more involved in getting DVDs out and doing it correctly and having the

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FINAL TRANSCRIPT

SORC — Source Interlink Companies Announces Merger Agreement with Alliance Entertainment Corp.

right assortments and the buyers and the knowledge and the information. And here was a phenomenal company already in place, already doing it with 400,000 in total SKUs across the board and an enormous portfolio of movies and contacts. So, it was clear to us the best thing to do was to make this move with Alliance. However, having said that, it is clear also that the number of distribution centers we have and reship centers as we broaden the base will be utilized by Alliance to ship product to our centers in bulk. And then have us have the ability to break it down and ship it to stores taking full advantage of the Federal Express leverage that we have been able to do. And a very important point to understand, is that the DVDs we are going to handle weigh about 3/10 lb. as opposed to 6/10 lb. for magazines. And they retail for almost 3 times as much on the average. And they are going to the same place. So we put them on the same trucks. That’s an enormous potential leverage across the board not just on the DVD business, but on the magazine business as well.

David Sterman - Halpern Capital — Analyst

Okay. A couple of other final housekeeping questions. The instore division as relates to the capture of sales data, what impact do you see now that you are going to be channelling even more sales through retailers? How does that impact that model?

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

We think very strongly. You know, one of the things we have done with the magazine business -- it as condition of sale frankly for us to capture their data. And it works very well. And the same thing will be true of any DVD or music sales that we do. Because we have -- both companies have the infrastructure in place to do that. And if both companies, probably more so than anyone else in either of their industries have concentrated on the importance of information determining what sells. So, we think it is just going to enormously enhance our database and our ability of developing our information business.

David Sterman - Halpern Capital — Analyst

Okay. Last couple of financial questions. Is will a lock up associated with the Alliance holders of the share?

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

Yes, there is. And one of the things that we have been assured by the Alliance people -- that when we were negotiating this deal there were a lot of options discussed. It was very clear that they wanted stock. They are very astute investors, to say the least. And I am talking about the people who primarily owned the Alliance Company. And they have enormous of confidence in the company. So we have no indication that they have any interest -- they had an interest in cashing out, they would have had the opportunity, I would imagine, through these negotiations. And their interest was having stock and staying as partners in the Company.

David Sterman - Halpern Capital — Analyst

Is there an actual lock up?

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

Yes, there is a lock up provision, yes. And it will be disclosed in the S4.

David Sterman - Halpern Capital — Analyst

All right. I will step back into the queue.

Operator

Our next question is coming from Don Trott with Jeffries & Company.

Don Trott - Jeffries & Co. — Analyst

You mentioned earlier, gave us revenue numbers through July and then you mentioned prior to this transaction closing, some Alliance businesses are going to be sold off or else taken out of the corporation. How does that impact the revenue base that you spoke about before?

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

Marc Fierman?

Marc Fierman - Source Interlink Company — Chief Financial Officer

Those revenue numbers were net of that. Assuming that transaction occurred. So those numbers would be the numbers assuming that the spinoff had occurred.

Don Trott - Jeffries & Co. — Analyst

Okay. And then secondly, I don’t know if you gentlemen have had a chance to go through this but of the various stores served by the 2 organizations, how many stores are there that overlap? Those that currently both of you are serving?

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FINAL TRANSCRIPT

SORC — Source Interlink Companies Announces Merger Agreement with Alliance Entertainment Corp.

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

Well, obviously Barnes and Noble overlaps in its entirety. But of the 30,0000 stores, I would say approximately, we haven’t actually calculated that per se but I would say that no more than 10,000 of those 20,000 of those stores overlap. But that is a not a definitive number because we didn’t figure it. But that’s just an estimate. Alan would you agree with that?

Alan Tuchman - Alliance Entertainment — CEO and Future EVP of Source Interlink

Yes. Actually possibly even a smaller amount from what I have seen. I think there is a lot of opportunity there.

Don Trott - Jeffries & Co. — Analyst

Okay. Thank you very much.

Operator

Our next question is coming from Robert Skloff with Sidoti.

Robert Skloff - Sidoti & Co. — Analyst

A lot of my questions have been answered. I have a couple though that relate to distribution itself. And would there be any consolidation of distribution facilities? Or would you maintain everything that you all have and that Alliance has?

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

Well, the answer is Rob, I don’t totally know that. Marc referred to a meeting we have scheduled and we’re meeting further along those lines. And it is complicated, you know, to consolidating facilities. Really looking at it from a different perspective, we are talking about as we grow the business, utilizing the facilities we have to expand the business. So providing -- meaning, that Alliance nor we would have to expand our facilities to accommodate that. Because -- and I would rather approach it at this point: Right now there are no plans to shut down facilities.

Robert Skloff - Sidoti & Co. — Analyst

Okay. Great. You guys have talked about the 931 for revenue through July and I guess it has -- a lot of it has been a roll up. If you could speculate as far as what might an organic growth number be that would be helpful, in revenue?

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

You are talking strictly for AEC, correct? Is that correct?

Robert Skloff - Sidoti & Co. — Analyst

Correct.

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

Alan. You want to answer that question?

Alan Tuchman - Alliance Entertainment — CEO and Future EVP of Source Interlink

Well I’d rather defer on that. Because I think going into integration meetings that we’re talking about next week.

Robert Skloff - Sidoti & Co. — Analyst

Even historically.

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

Yes. He is talking about historically, to what degree has it been organic? I think virtually it’s all —

Alan Tuchman - Alliance Entertainment — CEO and Future EVP of Source Interlink

It is all organic.

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

It’s all organic.

Alan Tuchman - Alliance Entertainment — CEO and Future EVP of Source Interlink

Alliance was an organic organization. And I talked about you know, developing from an under $100 million company to over 900 which you have seen today. So all of our business is organic. And it is all been growing through more and more offerings of different services.

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FINAL TRANSCRIPT

SORC — Source Interlink Companies Announces Merger Agreement with Alliance Entertainment Corp.

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

They haven’t made any significant acquisitions.

Robert Skloff - Sidoti & Co. — Analyst

I misunderstood that. Could you maybe provide us what the top line has grown the last couple of years? That would be helpful I think. And also if there is any seasonality to that business?

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

There is definitely seasonality to the business. It is back loaded on the back end of the year.

Robert Skloff - Sidoti & Co. — Analyst

Calendar or fiscal?

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

Yes.

Robert Skloff - Sidoti & Co. — Analyst

Are you talking the calendar year or fiscal year, back end loaded?

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

The calendar year. I mean, the holiday season is the big season. But interestingly enough, I just read an article in a supermarket news that said because so many new DVD players are going to be sold this Christmas; that they are expecting January to be a very big month in DVD sales. So that was kind of exciting to me.

Alan Tuchman - Alliance Entertainment — CEO and Future EVP of Source Interlink

What was the other portion of your question?

Robert Skloff - Sidoti & Co. — Analyst

Just kind of the last couple of years top line growth.

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

Marc?

Marc Fierman - Source Interlink Company — Chief Financial Officer

I don’t want to get into that much now because you will see a lot of it in the filings. But I will just say from fiscal year 2001 through the present there has been top line growth in the 50% range.

Robert Skloff - Sidoti & Co. — Analyst

For that full year, for the 3 year period?

Marc Fierman - Source Interlink Company — Chief Financial Officer

That’s correct.

Robert Skloff - Sidoti & Co. — Analyst

Okay, great. I guess maybe for Marc or Les. I think Marc said 3.6% for operating margin for Alliance. Do you think that is a going to approach where you are in time? And how long would that take?

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

You know, interestingly enough when we acquired IPD, IPD was losing money. But really from a pure perspective of where the margins were and what the business it was very low. And we were able as you know to move that up to about 7% in operating margins. It is always my attitude in approach of our business to -- I am a very strong advocate of margins. We’ve already had discussions with that. When you are dealing in the traditional market like AEC has been doing, it is pretty hard to change the margins. When you go into a new market, you can determine to a great degree what margins you are willing to work into. Especially if people really want you to get into that market. And I will give you an example. When we started first negotiating, the terms to get into the mainstream market, our original thought was a 9.99 price. Some of the studios suggested a 7.99 price. We start talking in terms of what we could buy the product for. And we said, well, we can’t sell it at 7.99 and make margins allow us to run this business the way we want to run it. And mutually between the retailer and the studios and ourselves, we settled on an 8.99 price. And that suited everybody’s needs. That kind of thing doesn’t happen in traditional markets. That happens when you go into new markets. And we had that opportunity which is very unique. And it’s pretty

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FINAL TRANSCRIPT

SORC — Source Interlink Companies Announces Merger Agreement with Alliance Entertainment Corp.

much the way we approached the magazine business. The magazine business did as well as it did, in as fast a period as it did it, for 2 reasons. One is we were able to maintain or improve margins. We were able to consolidate operations and reduce costs. And we were able to bring in substantially more business. And we’re going to apply that same model to this business.

Robert Skloff - Sidoti & Co. — Analyst

Great. Now the very last question. And maybe this is to Marc. You gave some guidance as to the number of shares that Alliance would be receiving. And just back of the envelope, I came up with a share count of about 56 million. Des that sound about right Marc? Or is that —

Marc Fierman - Source Interlink Company — Chief Financial Officer

That’s on the high side in terms of what we’re going to using, of using the Treasury method to identify our fully diluted shares.

Robert Skloff - Sidoti & Co. — Analyst

Okay. What would you think for the next fiscal year would be a fair share count for modeling like fully diluted purposes?

Marc Fierman - Source Interlink Company — Chief Financial Officer

Well, part of the unknown obviously now, is what would be the rise in the stock price. But I would just say; as a range I would probably use somewhere between 52 and 54 million.

Robert Skloff - Sidoti & Co. — Analyst

Great. Thank you all very much.

Todd Fromer - Source Interlink Company — Public Relations

Why not for purposes of time why don’t we allow 2 more questions.

Operator

Thank you our next question is coming from Andrew Meister with Stifel Nicolaus.

Andrew Meister - Stifel Nicolaus & Company — Analyst

A couple of interesting questions here that haven’t been addressed. And one is I was under the impression that Alliance had a merchandising operation. I was wondering if they could share with you either you know, some knowledge or expertise in that area as you go into the mainstream market in terms of the magazine distribution? And also I have a question for Marc. If there is any idea what a pro forma balance sheet would look like most importantly the debt component? That would be helpful too.

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

Okay. I will answer the first part and then I’ll give it to Marc. That was a huge consideration in the deal. Currently, Alliance has about 200 instore service people that they use. And they are very effective. We definitely feel that it is a great advantage. And those people servicing stores where we do not supply magazines to currently. We think it as definite advantage for us to go to those stores that already has a merchandising element from one of our Companies in place, as a terrific selling point to get their magazine selling business. They also have the knowledge of how to run 200 merchandising people. So, the expansion of that would be very possible within that context. And this is about economies of scale. If you have a merchandising person servicing just magazines in a store that is one thing, if you have our DVDs. But if you have merchandising people you go right to the checkout counter where you have both magazines and DVDs, that provides tremendous economies of scale for doing that. So, that’s a great question and it really is a very significant factor in our thinking in terms of this deal. Marc, you want to answer the balance sheet question?

Marc Fierman - Source Interlink Company — Chief Financial Officer

Sure. I am not going to respond right now to Source’s debt because we’re kind of in our reporting period. But more significantly, as I stated, Alliance has a revolving credit facility of $135 million of which currently to the best of my knowledge, currently outstanding balance is somewhere between $15 and $20 million on that. The only other debt they have currently is for some leasing and some mortgages. We are probably slightly north of $10 million.

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

And a comment on that. This is probably their peak in the year in terms of using their line because they are in a holiday season. They are essentially a company without a lot of debt.

Andrew Meister - Stifel Nicolaus & Company — Analyst

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FINAL TRANSCRIPT

SORC — Source Interlink Companies Announces Merger Agreement with Alliance Entertainment Corp.

Just a follow up, then, Leslie, I was taking notes while you were talking about the front end opportunity in DVD sales and you said something interesting. It was almost as if you are inventing a new market. I don’t know much about the DVD retailing business. And before working with you guys didn’t know much about it. My sense is that the economics to the producer of the good, meaning the DVD maker, the marginal cost to produce an additional unit is very, very minor. Similar to a magazine. And in fact, maybe inconsequential. If you build this business, can you structure it so that there could be a RDA type component that has the look and feel of what you are already doing in magazines?

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

I am not totally sure I understand your question but I will try take a shot at it. We are creating -- DVDs are not new to grocery stores. That’s not the point. But there is a major transition in the business as Alan mentioned from the VHS business to DVDs. Which moved it from a rental business to a purchase business.

Andrew Meister - Stifel Nicolaus & Company — Analyst

Right.

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

And what checkouts do particularly is establishes -- a pocket at a checkout establishes a permanent home for display. Generally, you know, last in other product lines for 3 years, but we are approaching the market different in that regard. But it is a permanent home for display. And if you have 6 pockets at each checkout, and you have 10 checkouts in the store, that’s never going to grow. As the business becomes successful and as consumers respond to the product being at the checkouts, it is going to be like everything else that’s up at the checkout. You have greater demand for a limited place to put it. And the price to be there goes up. That has been historical. So we think that -- we do think that once we prove that everybody seems to believe it right now but you have to actually put it in and watch it happen. But once you put DVDs in a permanent home at the checkout that every consumer who goes through that store has to walk by. And with the right assortment and at right price points, it is going to create tremendous demand for the space.

Alan Tuchman - Alliance Entertainment — CEO and Future EVP of Source Interlink

Just one more key there Les. And that’s is to the date in the accounts we are soliciting if there are any DVDs in the store they are solely by one studio. And the Alliance program has all the studios. So when we initially go out, we go out we will have 5 or 6 different studios supplying vendors. That will create competition amongst themselves right there. That would generate promotion for the month of January or a promotion of the month of March or et cetera. That’s when our RDA type of model would kick in.

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

And that’s also where our relationship with Ariel Emanuel and Endeavor will help us. Because, he knows the players.

Andrew Meister - Stifel Nicolaus & Company — Analyst

Sounds like a great piece of real estate guys. Good job.

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

And let’s take one more question if we can. And if anybody has questions beyond this, you are more than free to call myself or Marc Fierman or Jim Gillis during the course of the day.

Operator

Thank you. Our final question is coming from Andrew Jeffrey with Needham.

Adrew Jeffrey - Needham & Company — Analyst

This is Andrew Jeffrey with Needham. I hate to dredge up sort of the deep, dark past. Could you talk a little bit about how Alliance is similar to and in some ways, I am certain, distinctly different from a company with which I used to be familiar called Valley Media here in California. It used to be a public company. Sort of a similar business model. Ran into some real problems in 2001 and 2002.

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

I don’t know anything about Valley. But let me comment about Alliance. Alliance was a company that I think going back a number of years, in fact I know going back a number of years had problems and did under former ownership did I think go into bankruptcy. The ownership group that now owns Alliance, bought it out of bankruptcy in 1999. Brought in great management. And that coincided with an explosion of the DVD business interestingly enough. Because the DVD business is about as old as the new management took over the Alliance about 5 or 6 years ago. So it was coincidentally growth with a very hot product line. Most of those other companies were mostly in purely music business which

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FINAL TRANSCRIPT

SORC — Source Interlink Companies Announces Merger Agreement with Alliance Entertainment Corp.

got very competitive. And VHS business which was mostly rental business and not sales business. So, all I can do is judge the company on the basis of what I have seen. And this is a very well run, very profitable company that has been profitable all along. But even more so once Alan Tuchman and his team took over the operations. Does that satisfy your question?

Adrew Jeffrey - Needham & Company — Analyst

Yes, I am wondering if Alan is familiar with —?

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

Alan, do you have any comment on that?

Alan Tuchman - Alliance Entertainment — CEO and Future EVP of Source Interlink

Yes. They were a competitor of ours. More primitive in fact as far as investing in their businesses and growing their systems. What made Alliance, I believe, so prominent and so efficient was the investment we made in technology and operations going through our growth patterns. Here we talked about the e-commerce, the platforms, the real time technology, the VMI services. None of those things existed in Valley. Valley was just really a bulk shipper that shipped in CDs or VHS at that particularly time. We in fact grew our business every year and brought value to our customers. And as far as what Leslie referred to as far as what happened, in our history, we came back with a different management group and we had shed businesses that was part of our history years ago. And what you see today is the business that has evolved since then. So it’s really 2 different companies. Although they handled similar products.

Leslie Flegel - Source Interlink Company — Chairman, Chief Exec. Officer

And one further comment on that. I can answer you the same way, Andrew, about the magazine business. There are 4 major magazine distributors, in America, which you’ve heard me talk about many, many times. And I happen to know that 3 of them are struggling financially. Our Company probably makes in the magazine distribution business, probably makes more money than all of those 4 magazine distribution companies do combined. And we have 10% of the sales. So, you know, I can’t speak to why or how other people ran businesses. I can speak to the way we run them. And I think the results have been pretty good so far. And I think magazines, at least in this case, we are entering into a company who is substantially, who has substantial profits and strong financial backing. The IPD company we acquired was in terrible financial shape when we acquired them. And had a $30 million tax loss to carry forward. They hadn’t been making any money. So, at least we are starting off with a much stronger base this time with -- and we also had to assume a lot of debt in the IPD situation and we don’t here. Well again, we have been on the call for a long time. We appreciate everyone’s interest. We will be available for questions later on. Jim Gillis will not because he is about to be traveling in a few minutes. But Marc Fierman and myself will be available for any questions. And if any of you need to talk to Alan Tuchman we can arrange that for you as well. Thank you for your support. We are very excited about this business. We have been working on this for a long time. We have been able to keep it understand wraps which is difficult to do. But is now something we are going to proceed with. I just want to make the comment that our Company is going to be very aggressive about growth. And Alliance is a company that has virtually grown entirely organically. And most of the growth in the DVD business from this point forward will be organic. We don’t need see any need to go out and acquire any additional DVD companies or music distribution companies. And we are going to go into use our contacts to expand their business and help them grow even more so organically. So thank you very much for your attention and your interest in our Company. And we will be available later on if any of you want to call.

Alan Tuchman - Alliance Entertainment — CEO and Future EVP of Source Interlink

Thank you,.

Operator

Thank you, this does conclude today’s teleconference. You may disconnect your lines at this time and have a wonderful day.

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FINAL TRANSCRIPT

SORC — Source Interlink Companies Announces Merger Agreement with Alliance Entertainment Corp.

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Additional Information and Where You Can Find It

•	In connection with the proposed merger between Source Interlink and Alliance Entertainment Corp. described in this filing, Source Interlink intends to file a registration statement on Form S-4 including a proxy statement/prospectus and other materials with the Securities and Exchange Commission. Investors and security holders are urged to read these materials when they become available because they will contain important information about the merger. Investors and security holders may obtain a free copy of these materials when they become available, as well as other materials filed with the Securities and Exchange Commission concerning Source Interlink at the Securities and Exchange Commission’s website, http://www.sec.gov.

•	Source Interlink, Alliance Entertainment and its respective board members and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of Source Interlink and Alliance Entertainment in connection with the merger agreement. Information about the board members and executive officers of Source Interlink and their ownership of Source Interlink shares is set forth in the proxy statement for Source Interlink’s 2004 Annual Meeting of Shareholders, which was filed with the Securities and Exchange Commission on May 28, 2004. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.